UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 3)(1)


                          Hometown Auto Retailers, Inc.
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                                (Name of Issuer)

                 Common Stock, Class A $.001 par value per share
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                         (Title of Class of Securities)

                                   437-858-103
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                June 14, 2005
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             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 437-858-103            SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              381,817
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            381,817
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     381,817
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.87%
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14   TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No. 437-858-103             SCHEDULE 13D

Item 1.  Security and Issuer.

        This statement relates to the Common Stock, Class A $.001 par value ("Class A Common Stock") of Hometown Auto Repairs, Inc. (the "Issuer"). The Issuer's principal executive office is located at 774 Straits Turnpike, Watertown, Connecticut 06795. The Issuer has previously reported in its Quarterly Report On Form 10-Q for the quarter ended March 31, 2005, that the Issuer had 3,870,137 shares of Class A Common Stock, par value $.001 issued and outstanding.

Item 2.  Identity and Background.

        (a) This amendment to Schedule 13D is filed on behalf of Steven N. Bronson.

        (b) Mr. Bronson's business address is 100 Mill Plain Road, Danbury, Connecticut 06811.

        (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811.

        (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        Not Applicable

Item 4. Purpose of Transaction.

        On June 14, 2005, Mr. Bronson delivered a letter (the "June 14th Letter") to the Board of Directors of the Issuer indicating that he believed that management of the Issuer has failed to deliver the appropriate value to the shareholders of the Issuer. Specifically, in the June 14th Letter, Mr. Bronson stated, among other things, that the Exchange Agreement the Issuer entered into on or about June 2, 2005 to divest certain assets of the Issuer to a few insiders of the Issuer was not in the best interests of the Issuer. The Issuer disclosed the execution of the Exchange Agreement in a Current Report on Form 8-K, dated June 2, 2005.

        In the June 14th Letter Mr. Bronson proposed, among other things, that the Board of Directors of the Issuer terminate the Exchange Agreement and that Corey Shaker, the Chief Executive Officer of the Issuer, tender his resignation immediately. Mr. Bronson requested, further, that the Issuer change its capital structure by combining the Issuer's two classes of common stock thereby terminating the super voting rights of the holders of the Class B Common stock and that the minority shareholders of the Issuer be provided a seat on the Board of Directors. The foregoing is a brief summary of the contents of the June 14th Letter. Readers are referred to the June 14th Letter, which is attached as an Exhibit to this Schedule 13D, for all of the issues, plans and proposals presented to the issuer by Mr. Bronson. The June 14th Letter was also signed by Louis J. Meade, who owns approximately 3.87% of the Issuer's Class A Common Stock and Leonard Hagan, who owns approximately 2.61% of the Issuer's Class A Common Stock.

        Except as stated in the June 14th Letter, Mr. Bronson does not have any plans or proposals which relate or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

        (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 381,817 shares of the Issuer's Class A Common Stock, representing approximately 9.87% of the total shares of Class A Common Stock issued and outstanding.

        (c) The following open market transactions were effected by Mr. Bronson since the most recent filing of the Schedule 13D:

                           Shares of Class A
                           Common Stock          Price             Total
Trade Date   Security      Purchased           per share      Purchase Price
---------------------------------------------------------------------------
1/4/05       Common
             Class A         20,000              $.791            $15,825

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

        (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None

Item 7. Material to be Filed as Exhibits.

        June 14, 2005 Letter, from Mr. Bronson to the Board of Directors of the Issuer.


        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2005
                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON



     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         Exhibit

                                Steven N. Bronson
                               100 Mill Plain Road
                            Danbury Connecticut 06811
                                  203-791-3944
Via Federal Express

June 14, 2005

The Board of Directors
Hometown Auto Retailers, Inc.
1309 South Main Street
Waterbury, Connecticut 06706


       Re:  Hometown Auto Retailers, Inc. Exchange Agreement dated June 2, 2005
            -------------------------------------------------------------------

Gentlemen:

As you know, I am the record holder of 381,000 shares of Class A Common Stock representing approximately 9.83% of the total publicly issued and outstanding shares of the capital stock of Hometown Auto Retailers, Inc. (the "Company"). I am joined in this letter by Louis Meade, the record holder of 150,000 shares of Class A Common Stock representing 3.87 % of the total publicly issued and outstanding shares of the capital stock of the Company, and Leonard Hagan, the record holder of 101,200 shares of Class A Common Stock representing 2.61% of the total publicly issued and outstanding shares of the capital stock of the Company.

We are writing this letter in response to the June 2, 2005 8-K filing and Exhibits describing the execution of the Exchange Agreement and the anticipated consummation of the transaction contemplated therein (the "Shaker Insiders Transaction").

At the highest level, we believe that consummation of the Shaker Insiders Transaction will have a material adverse impact on the Company and the shareholders who are not parties to the Exchange Agreement, and is not in the best interests of the Company and its shareholders. More specifically, we believe the review and approval of the Shaker Insiders Transaction by the Board of Directors (the "Board") is in violation of the Board's statutory and common law fiduciary duties to the Company and its shareholders. We believe the review and approval of the Shaker Insiders Transaction by less than unanimous written consent of the shareholders eligible to vote thereon (such votes consisting primarily if not entirely of members of the Shaker Group (as defined in the Exchange Agreement) who directly benefit from the approval of the Shaker Insiders Transaction) is in violation of their common law fiduciary duties to the minority shareholders. Finally, we believe that

The Board of Directors
June 14, 2005
Page 2

the negotiation and consummation of the Shaker Insiders Transaction is fraudulent in violation of state and federal securities law and regulations.

Our position is based primarily on the following information:

        1. As I have pointed out to Corey Shaker, President and Chief Executive Officer of the Company and member of the Board on numerous occasions, including at the 2003 annual meetings of shareholders, the Company's stock price has consistently traded below its peer group. Based on the decrease in the stock price from the date of announcement on June 2, 2005 ($1.20 per share) to an intraday price $0.85 per share on June 9, 2005, apparently the value the marketplace finds in the Shaker Insiders Exchange benefits someone (presumably the Shaker Group) other than the Company or the non-participating shareholders. The cash component alone of Shaker Insiders Transaction values the Shaker Group's Class A shares at $2.31 per share, a premium of $1.11 (roughly 92.5%) over the June 2 trading price. This does not factor in the value of the assets that are being transferred. Indeed, even more unbelievable is that the assets being transferred to the Shaker Auto Group are portrayed as the ones that have less value to the Company as a going concern than the ones that remain. We trust that our review of the minutes of the Board meetings and corporate records pertaining to the Shaker Insiders Exchange and the review and approval of the fairness opinion and the Exchange Agreement will undoubtedly reveal how the disposition of these ostensibly lower-grade assets could fetch such a premium in a manner beneficial to the Company and shareholders other than the Shaker Group.

        2. The Company intends to borrow $6.5 million in connection with the Exchange Agreement, substantially all of the proceeds of which will be used to finance the Shaker Insiders Transaction. If consummated, the aggregate cost to the Company of the Shaker Insiders Transaction will include (i) the value of the assets being transferred, plus (ii) the $6,015,000 in cash to be received by the Shaker Group under the Exchange Agreement, plus
                (iii) the cost of the debt and the debt service to the Company, plus (iv) $700,000 for the estimated transaction expenses. We estimate the total of the above item to be in the eight figure range. We assume our examination of the Board minutes and corporate records will reveal that other, less expensive transactions were explored, including the obvious alternative of using the borrowed funds to repurchase Common Stock from the minority shareholders, take the Company

The Board of Directors
June 14, 2005
Page 3

                private, and then dispose of assets between the Shaker Group and others in a privately negotiated transaction.

        3. In public (and private communications with me) Corey Shaker has consistently espoused a strategy of "slow and steady wins the race." At the annual meeting of shareholders held on August 7, 2003, he stated "Our focus has been . . . to build cash, make the company solid and steady, and then we'll look for opportunities." Mr. Shaker reiterated that point to me in a recent email exchange. The Shaker Insiders Transaction is a 180 degree and ill-conceived departure from years of value-building strategy that Corey Shaker has publicly divulged to the marketplace and the shareholders. I and the other minority shareholders joining me in this letter purchased our shares in the Company as value investors on the promise of sustained, long-term growth. Mr. Shaker has eviscerated that strategy by foisting an "opportunity" on the Company that benefits virtually no one other than the Shaker Group.

        4. The value of the shareholders total equity is currently over $10,000,000. The Company has not disclosed the impact that this transaction will have on the shareholder's equity. Nevertheless, based solely on the cash being paid by the Company, it appears that Shareholders' equity will decrease by roughly 50%. Perhaps, at least, the net book value of the Company will benefit by no longer bearing the nearly $700,000 in salaries paid annually to Shaker Group officers who will be departing the Company if the transaction is consummated. The minority shareholders should not be left to guess at such issues. It seems fundamental to an understanding of any proposed transaction that the Board provide an evaluation of the transaction's pro forma impact to, amongst other things, shareholders equity.

In view of the foregoing, we hereby demand the following:

        (i) all action by the Company and expenditure of corporate assets in prosecution of the above-referenced Exchange Agreement and the Shaker Insiders Transaction must immediately cease;

        (ii) the Board must forthwith abandon the transaction as adopted because it is in violation of Delaware corporate law, Section 10(b) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission (the "SEC") promulgated thereunder, and section 36b-4 of the Connecticut

The Board of Directors
June 14, 2005
Page 4

                Uniform Securities Act and the regulations of the Connecticut Department of Banking (the "Banking Commissioner") promulgated thereunder;

        (iii) the Board must appoint a new Compensation Committee, initially consisting solely of the independent directors, who will conduct a peer review of the compensation paid to executives in Companies similar in size and profitability in the retail automotive industry for purposes of developing a comprehensive strategic compensation plan for employees and, presumably, decreasing the salaries paid to the top executives of the Company;

        (iv) Corey Shaker must immediately tender his resignation as an officer and director of the Company, whereupon the Board shall appoint an Interim President and Chief Executive Officer while a search by the newly appointed Compensation Committee for a permanent successor, free from the conflicts of interest that have plagued Mr. Shaker's decision-making on this and other matters involving the interests of Company as a whole and the minority shareholders as a group, is conducted;

        (v) the Board must also appoint a Special Committee, again consisting solely of the independent directors, for the purpose of retaining a qualified investment banking firm to explore all options for maximizing the value of the Company for all of its shareholders, including consideration of the manner by which the holders of the Class B Common Stock shall be converted to Class A Common Stock and the super-voting rights of the Class B Common Stock eliminated;

        (vi) the Board must propose a modification to the Company's by-laws and certificate of incorporation requiring that the minority stockholders of the Company be entitled to appoint one (1) member to the Board for so long as a member or members of the Shaker Group beneficially own or control, in the aggregate, 20% or more of the voting rights represented by the Common Stock so held; and

        (vii) members of the Shaker Group must personally reimburse the Company for all costs and expenses incurred in connection with the pursuit of the Exchange Transaction.

We believe these measures are reasonable in view of the egregious conflicts of interest, self-dealing, and abandonment of fiduciary duties that pervade the decision-making on the Shaker Insiders Transaction. While the three undersigned parties have co-signed this

The Board of Directors
June 14, 2005
Page 5

letter, you should also be aware that eight other minority shareholders representing over 100,000 shares of Class A Common Stock support our position.

If we do not receive notice in writing addressed to Mr. Bronson's attention at the above address from the Board by 5 p.m. on Friday, June 24, 2005 providing a specific plan of corrective action for rectifying our concerns, we will pursue any and all available legal remedies to protect our interests.

Sincerely,

/s/ Steven Bronson
--------------------------
Steven Bronson

/s/ Louis J. Meade
--------------------------
Louis J. Meade

/s/ Leonard Hagan
---------------------------
Leonard Hagan



cc:      McCarter & English, LLP
              John A. Brunjes, Esq.
              William H. Bright, Jr., Esq.
         Bernard J. Dzinski, Jr.
         Steven A. Fournier
         H. Dennis Lauzon
         Timothy C. Moynahan
         William C. Muller Jr.